Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Financial Statements

Nine months ended September 30, 2014

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Index

Interim Condensed Consolidated Statement of Financial Position	3
Interim Condensed Consolidated Statement of Comprehensive Income	5
Interim Condensed Consolidated Statement of Changes in Equity	7
Interim Condensed Consolidated Statement of Cash Flows	9
Notes to the Interim Condensed Consolidated Financial Statements	11

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of September 30, 2014	As of December 31, 2013
		(Unaudited)	(Audited)
Assets
Current assets:
Cash and cash equivalents	9	$653,988	$735,577
Restricted cash	9	3,590	23,538
Available–for-sale securities	7	1,349	—
Accounts receivable, net of provision for doubtful accounts	10	323,075	276,963
Accounts receivable from related parties	11	35,884	26,425
Expendable spare parts and supplies, net of provision for obsolescence		62,663	53,158
Prepaid expenses		54,903	46,745
Assets held for sale		15,621	7,448
Deposits and other assets	12	163,354	125,334

Total current assets		1,314,427	1,295,188
Non-current assets:
Available-for-sale securities	7	299	14,878
Deposits and other assets	12	208,988	189,176
Accounts receivable, net of provision for doubtful accounts	10	50,782	32,441
Intangible assets		375,102	363,103
Deferred tax assets		54,993	50,893
Property and equipment, net	13	3,645,494	3,233,358

Total non-current assets		4,335,658	3,883,849

Total assets		$5,650,085	$5,179,037

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Financial Position

(In USD thousands)

	Notes	As of September 30, 2014	As of December 31, 2013
		(Unaudited)	(Audited)
Liabilities and equity
Current liabilities:
Current portion of long-term debt		$338,487	$314,165
Accounts payable		399,425	509,129
Accounts payable to related parties	11	6,554	7,553
Accrued expenses		242,882	134,938
Provisions for legal claims	22	18,533	14,984
Provisions for return conditions		46,256	33,033
Employee benefits		49,656	52,392
Air traffic liability		627,571	564,605
Other liabilities		56,619	27,432

Total current liabilities		1,785,983	1,658,231
Non-current liabilities:
Long-term debt	5	2,370,029	1,951,330
Accounts payable		3,516	2,735
Provisions for return conditions		79,867	56,065
Employee benefits		228,349	276,284
Deferred tax liabilities		7,321	7,940
Other liabilities non-current		13,591	11,706

Total non-current liabilities		2,702,673	2,306,060

Total liabilities		4,488,656	3,964,291

Equity:
Common stock		83,225	83,225
Preferred stock		41,398	41,398
Additional paid-in capital on common stock		236,342	236,342
Additional paid-in capital on preferred stock		467,498	467,498
Retained earnings	25	298,594	351,102
Revaluation and other reserves		28,857	28,857

Total equity attributable to the Company		1,155,914	1,208,422
Non-controlling interest		5,515	6,324

Total equity		1,161,429	1,214,746

Total liabilities and equity		$5,650,085	$5,179,037

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the nine months ended September 30,
	Notes	2014	2013
		(Unaudited)
Operating revenue:
Passenger		$2,883,334	$2,833,691
Cargo and other		577,365	571,464

Total operating revenue	4	3,460,699	3,405,155
Operating expenses:
Flight operations		40,929	60,720
Aircraft fuel		1,029,617	989,629
Ground operations		292,888	254,279
Aircraft rentals		216,256	203,913
Passenger services		116,593	105,903
Maintenance and repairs		191,261	153,158
Air traffic		161,553	133,336
Sales and marketing		438,230	432,333
General, administrative and other		110,469	191,350
Salaries, wages and benefits		550,535	502,043
Depreciation and amortization		142,289	108,279

Total operating expenses		3,290,620	3,134,943

Operating profit		170,079	270,212
Interest expense		(90,752)	(75,917)
Interest income		11,334	9,140
Derivative instruments		4,541	(9,191)
Foreign exchange	7	(58,099)	24,241

Profit before income tax		37,103	218,485
Income tax expense - current	20	(11,477)	(23,490)
Income tax expense - deferred		(2,132)	(11,614)

Total income tax expense		(13,609)	(35,104)

Net profit for the period		$23,494	$183,381

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Comprehensive Income

(In USD thousands, except share and per share data)

		For the nine months ended September 30
	Notes	2014	2013
		(Unaudited)
Net profit for the period		$23,494	$183,381
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	15
Actuarial (losses) gains		(6,271)	109,119
Income tax		2,863	(22,085)

		(3,408)	87,034
Items that will be reclassified to profit or loss in future periods:	15
Effective portion of changes in fair value of hedging instruments		(40,608)	(453)
Net change in fair value of available-for-sale securities		1,577	1,264
Income tax		4,572	(1,055)

		(34,459)	(244)

Other comprehensive (loss) income, net of income tax		(37,867)	86,790

Total comprehensive (loss) income net of income tax		(14,373)	270,171
Profit attributable to:
Equity holders of the parent		24,303	190,955
Non-controlling interest		(809)	(7,574)

Net profit for the period		23,494	183,381
Total comprehensive (loss) income attributable to:
Equity holders of the parent		(13,564)	277,745
Non-controlling interest		(809)	(7,574)

Total comprehensive (loss) income for the period		$(14,373)	$270,171

Basic and diluted earnings per share	14
Common stock		$0.02	$0.20
Preferred stock		$0.02	$0.20

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the nine months ended September 30, 2014 (Unaudited)
		Common stock		Preferred stock		Additional paid-in capital				Equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves	attributable to equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2013		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$351,102	$1,208,422	$6,324	$1,214,746
Net profit		—	—	—	—	—	—	—	24,303	24,303	(809)	23,494
Other comprehensive loss for the period	15	—	—	—	—	—	—	—	(37,867)	(37,867)	—	(37,867)
Dividends paid	25	—	—	—	—	—	—	—	(38,944)	(38,944)	—	(38,944)

Balance at September 30, 2014 (unaudited)		665,800,003	$83,225	331,187,285	$41,398	$236,342	$467,498	$28,857	$298,594	$1,155,914	$5,515	$1,161,429

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Changes in Equity

(In USD thousands, except share and per share data)

		For the nine months ended September 30, 2013 (Unaudited)
		Common stock		Preferred stock		Additional paid-in capital				Equity
	Notes	Shares	Amount	Shares	Amount	Common stock	Preferred stock	Revaluation and other reserves	Retained earnings and OCI reserves	attributable to equity holders of the parent	Non- controlling interest	Total equity
Balance at December 31, 2012		741,400,000	$92,675	155,784,429	$19,473	$263,178	$270,061	$25,418	$68,153	$738,958	$13,144	$752,102
Net profit		—	—	—	—	—	—	—	190,955	190,955	(7,574)	183,381
Other comprehensive income for the period	15	—	—	—	—	—	—	—	86,790	86,790	—	86,790
Dividends paid	25	—	—	—	—	—	—	—	(36,921)	(36,921)	—	(36,921)
Purchase of treasury stock		—	—	(197,141)	(25)	—	(463)	—	—	(488)	—	(488)
Other		—	—	—	—	—	—	—	(205)	(205)	1,854	1,649

Balance at September 30, 2013 (unaudited)		741,400,000	$92,675	155,587,288	$19,448	$263,178	$269,598	$25,418	$308,772	$979,089	$7,424	$986,513

See accompanying notes to Interim Condensed Consolidated Financial Statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the nine months ended September 30,
	2014	2013
	(unaudited)
Cash flows from operating activities:
Net profit for the period	$23,494	$183,381
Adjustments for:
Depreciation and amortization	142,289	108,279
Share-based payment expense	(997)	(2,037)
Gain (loss) on disposal of assets	(5,067)	2,334
Fair value adjustment of financial instruments	(1,510)	9,191
Interest income	(11,334)	(9,140)
Interest expense	90,752	75,917
Deferred tax	2,132	11,614
Current tax	11,477	23,490
Currency translation adjustment	58,099	(96,015)
Changes in:
Accounts receivable	(119,621)	(123,838)
Expendable spare parts and supplies	(9,505)	(4,395)
Prepaid expenses	(7,852)	(5,531)
Deposits and other assets	(14,826)	(7,165)
Accounts payable and accrued expenses	32,611	(41,672)
Air traffic liability	62,966	143,121
Provisions for return conditions	34,853	7,252
Employee benefits	(40,759)	(11,441)
Income tax paid	(33,597)	(15,774)

Net cash provided by operating activities	213,605	247,571
Cash flows from investing activities:
Available-for-sale securities	(1,349)	(1,191)
Restricted cash	19,948	(5,297)
Interest received	9,316	30,280
Advance payments on aircraft purchase contracts	(137,415)	(212,044)
Acquisition of property and equipment	(123,210)	(79,968)
(Investment in) redemption of certificates of bank deposits	(31,595)	34,845

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Interim Condensed Consolidated Statement of Cash Flows

(In USD thousands)

	For the nine months ended September 30,
	2014	2013
Acquisition of intangible assets	(22,111)	(15,701)
Proceeds from sale of property and equipment	49,907	52,768
Proceeds from sale of investments	1,997	1,529

Net cash used in investing activities	(234,512)	(194,779)
Cash flows from financing activities:
Proceeds from loans and borrowings	140,042	111,839
Proceeds from issuance bonds	250,000	300,000
Repayments of loans and borrowings	(283,557)	(211,494)
Payments of financial lease liabilities	(10,306)	(3,179)
Dividends paid	(38,944)	(36,921)
Acquisition of non-controlling interest	—	(580)
Purchase of treasury stock	—	(488)
Interest paid	(78,212)	(67,518)
Other	—	2,295

Net cash (used in) provided by financing activities	(20,977)	93,954
Net (decrease) increase in cash and cash equivalents	(41,884)	146,746
Net foreign exchange difference	(39,705)	30,692
Cash and cash equivalents at beginning of year	735,577	402,997

Cash and cash equivalents at end of period	$653,988	$580,435

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(1) Reporting entity

Avianca Holdings S.A. (the “Company” or “Avianca Holdings S.A.”) a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited and under the laws of the Commonwealth of the Bahamas. Subsequently, on March 10, 2010 the Company changed its corporate name to AviancaTaca Limited, and, on January 28, 2011 the Company changed its name to AviancaTaca Holding S.A. and thereafter on March 3, 2011 the Company changed its registered offices to Panama. In 2011 AviancaTaca listed its shares in the Bolsa de Valores de Colombia (BVC) and was listed as PFAVTA: CB. On March 21, 2013 the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares in the New York Stock Exchange (NYSE) and is listed as AVH:US.

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation services, both in the domestic markets of Colombia, Ecuador and Peru and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name of the other), expanding travel choices to customers worldwide. Marketing alliances typically include: joint frequent flyer program participation; coordination of reservations, ticketing, passenger check-in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code share agreements includes, Aeromexico, Air Canada, All Nippon Airways, COPA, Iberia, Lufthansa, OceanAir Linhas Aéreas, S.A., SATENA, Sky Airlines, Turkish, and United Airlines. The main airlines subsidiaries of the Company are members of Star Alliance which give customers access to the routes, destinations and services of the Star Alliance network.

The Company also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Company performs ground operations for third-party airlines.

The Company operates a frequent flyer program, (“LifeMiles”) that provides travel and other awards to members of the program based on accumulated mileage credits. The program supports growth and ensures greater operational flexibility by maximizing the number of partners and increasing the program’s attractiveness for a greater number of members.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

At September 30, 2014, Avianca Holdings S.A. has a fleet of 180 aircraft consisting of:

Aircraft	Owned/ Financial lease	Operating lease	Total
Airbus A-318	—	10	10
Airbus A-319	19	17	36
Airbus A-320	31	27	58
Airbus A-321	2	6	8
Airbus A-330	1	10	11
Airbus A330F	5	—	5
ATR-42	4	5	9
ATR-72	11	—	11
Boeing 767F	2	1	3
Cessna Grand Caravan	10	—	10
Embraer E-190	10	2	12
Fokker 100	5	—	5
Fokker 50	2	—	2

	102	78	180

(2) Basis of preparation

The Interim Condensed Consolidated Financial Statements for the nine months ended September 30, 2014 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The Interim Condensed Consolidated Financial Statements do not include all the information and disclosures required in the annual financial statements, and should be read in conjunction with the Company’s annual financial statements as of December 31, 2013.

These Interim Condensed Consolidated Financial Statements are presented in US dollars, which is the Company’s functional currency. All financial information presented has been rounded to the nearest thousands, except when otherwise indicated.

The Interim Condensed Consolidated Financial Statements of the Company for the nine months ended September 30, 2014 were prepared and submitted by Management and authorized for issue by the Audit Committee on November 10, 2014.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(3) New Standards, interpretations, and amendments adopted by the Company

The accounting policies adopted in the preparation of the Interim Condensed Consolidated Financial Statements are consistent with those followed in the preparation of the Company’s annual Consolidated Financial Statements for the year ended December 31, 2013, except for the adoption of new standards and interpretations effective as of January 1, 2014.

The Company has applied, for the first time, IFRIC 21 Levies that requires restatement of previous financial statements. As required by IAS 34, the nature and the effect of these changes are disclosed below. Several other new standards and amendments apply for the first time in 2014. However, they do not impact the annual consolidated financial statements of the Company or the interim condensed consolidated financial statements of the Company.

The nature and the impact of each new standard or amendment are described below:

Investment Entities (Amendments to IFRS 10, IFRS 12 and IAS 27)

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statements. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments have no impact to the Company, since none of the entities in the Company qualifies to be an investment entity under IFRS 10.

Offsetting Financial Assets and Financial Liabilities – Amendments to IAS 32

These amendments clarify the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. These amendments have no impact on the Company.

Recoverable Amount Disclosures for Non-Financial Assets – Amendments to IAS 36

These amendments remove the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, these amendments require disclosure of the recoverable amounts for the assets or cash-generating units (CGUs) for which an impairment loss has been recognized or reversed during the period. The Company has not recognized or reversed impairment losses as of September 30, 2014. Accordingly, these amendments will be considered for future disclosures but have no impact on the Company’s financial position or results of operations.

Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

These amendments provide relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. These amendments have no impact to the Group as the Company has not novated its derivatives during the current or prior periods.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

IFRIC 21 Levies

IFRIC 21 is effective for annual periods beginning on or after 1 January 2014 and is applied retrospectively. It is applicable to all levies imposed by governments under legislation, other than outflows that are within the scope of other standards (e.g., IAS 12 Income Taxes) and fines or other penalties for breaches of legislation.

The interpretation clarifies that an entity recognizes a liability for a levy no earlier than when the activity that triggers payment, as identified by the relevant legislation, occurs. It also clarifies that a levy liability is accrued progressively only if the activity that triggers payment occurs over a period of time, in accordance with the relevant legislation. For a levy that is triggered upon reaching a minimum threshold, no liability is recognized before the specified minimum threshold is reached. The interpretation requires these same principles to be applied in interim financial statements. The adoption of IFRIC 21 had no impact on the consolidated financial statements of the Company.

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

(4) Segment information

The Company reports information by segments as established in IFRS 8 “Operating segments”. The Company has determined that it has one operating segment: air transportation.

The Company’s revenues by geographic area for the periods ended September 30, 2014 and 2013 are as follows:

	For the nine months ended September 30,
	2014	2013
North America	$527,516	$510,759
Central America and the Caribbean	438,761	425,596
Colombia	1,512,169	1,354,538
South America (ex-Colombia)	747,964	882,646
Other	234,289	231,616

Total operating revenue	$3,460,699	$3,405,155

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The Company allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area.

(5) International bond placement

On April 08, 2014, the Company completed a Senior Notes private offering under Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended. The Company offered $250,000 in aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 (“the New Notes”). These New Notes are additional notes issued under the indenture, dated as of May 10, 2013, pursuant to which the Company initially issued $300,000 in aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 (“Initial Notes”). Therefore, after this reopening, the aggregate principal amount of the Company’s 8.375% Senior Notes due 2020 is $550,000. The New Notes will have terms and conditions identical to the Initial Notes, other than the issue date and issue price, and will constitute part of the same series as, and vote together as a single class with, the Initial Notes.

Interest on the Notes is payable on May 10 and November 10 of each year, beginning, in the case of the New Notes, on May 10, 2014. The Notes will mature on May 10, 2020. The Senior Notes may be redeemed at any time on or after May 10, 2017 at the redemption prices plus accrued and unpaid interest, as described in the offering memorandum document. In addition, prior to May 10, 2016, the Company may redeem up to 35% of the Senior Notes from the proceeds of certain qualifying equity offerings. In addition, at any time prior to May 10, 2017, the Company may redeem some or all of the Notes at a price equal to 100% of the principal amount, plus a “make-whole” premium, plus accrued and unpaid interest, if any, on the Notes to, but not including, the redemption date. A partial redemption may not result in less than $100,000 aggregate principal amount of the Notes remaining outstanding after such redemption.

The Initial Notes and the New Notes are fully and unconditionally guaranteed by three of the Company’s subsidiaries, Taca International Airlines S.A., Líneas Aéreas Costarricenses, S.A., and Trans American Airlines S.A. Avianca Leasing, LLC’s obligations as a co-issuer of the Initial Notes are unconditionally guaranteed by our subsidiary Aerovías del Continente Americano – Avianca S.A. (“Avianca”), in an amount equal to US$200,000. Following the issuance of the New Notes, Avianca Leasing, LLC’s obligations as a co-issuer of the Notes are unconditionally guaranteed by Avianca, in an amount equal to $375,000. The Notes and guarantees are senior unsecured obligations of the co-issuers and the guarantors, respectively, and rank pari passu in right of payment with all of their other respective present and future unsecured obligations that are not expressly subordinated in right of payment to the Notes or the guarantees, as the case may be (other than obligations preferred by law, such as tax and labor obligations).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(6) Seasonality

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, April and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

(7) Foreign exchange

The gain or loss in foreign currency is derived primarily from the appreciation or depreciation of the Colombian Peso against the US Dollar, which is the Company’s functional currency and the changes in the foreign exchange mechanisms enacted by the Venezuelan government. For the nine months ended September 30, 2014 and 2013, the Company recognized a net loss of $58,099 and a net gain of $24,241, respectively.

The Company has liabilities denominated in Colombian Pesos such as its pension plans and a bond issuance. For the nine months ended September 30, 2014, the Company recognized a net loss of $6,856 primarily as a result of the liquidation of net monetary assets denominated in Colombian Pesos that resulted in the recognition of realized foreign exchange losses. As of September 30, 2014, the Colombian Peso depreciated 5,3% against the US Dollar when compared to December 31, 2013 exchange rate. For the nine months ended September 30, 2013, the Company recognized a net gain of $60,431 primarily as a result of the depreciation of the Colombian Peso against the US Dollar of 8.3% compared to the exchange rate as of December 31, 2012.

The Venezuelan government has issued a series of statements with respect to various exchange rates that might be applicable to future cash remittances. In the first semester of 2014, it was resolved that remittances abroad would be approved at the rate from SICAD and that the CADIVI rate of US$1:VEF4.3 was annulled. The most recent SICAD auction process from September 30, 2014, resulted in an exchange rate of US$1:VEF11.7. Additionally, another new system known as SICAD II was introduced. The most recent SICAD II auction process resulted in an exchange rate of US$1: VEF 50.0.

We submit monthly requests to the Venezuelan authorities for the remittance in US dollars of the cash generated in local currency by our Venezuelan subsidiaries. The Company still has a significant outstanding cash balance in Bolivares as we have been able to obtain approvals for only a portion of the amounts we have requested for remittance. As of September 30, 2014, the government has offered the Company a proposal that includes the amounts to be paid over the 2013 outstanding balance. The payments would be made pursuant to a proposed timetable, with terms yet to be agreed upon.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

We have available-for-sale instruments in Venezuela which are bonds that will be paid in Bolivares when they mature even though they are denominated in US Dollars. These bonds will mature at the official exchange rate which remains at US$1:VEF6.3 after which the Company will only be able to request conversion of these funds at SICAD II, accordingly, as of September 30, 2014, we have recorded an expense of $13,495 after which the balance of these available for sale securities amount to $1,349 recorded within current assets, and $299 within non-current assets.

During the nine months ended September 30, 2014, the Company recorded total losses due to exchange rate changes in Venezuela amounting to $34,832.

For the nine months ended September 30, 2013, we incurred losses of $45,427 related to devaluation in Venezuela, after the government announced that it would change the CADIVI exchange rate from US$1: VEF4.3 to US$1: VEF6.3 for requests submitted in 2013.

(8) Employee benefits

The Company sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Company has also agreed to provide certain additional post-employment benefits. These benefits are unfunded. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by the Social Security Institute and private pension funds. Plan assets are not available to the creditors of the Company, nor can they be paid directly to the Company. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

The discount rate indexed by Colombian Government bonds was 7.00% as of September 30, 2014 and December 31, 2013.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(9) Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of September 30, 2014 and 2013 and December 31, 2013 are as follows:

	September 30, 2014	September 30, 2013	December 31, 2013
Cash on hand and bank deposits	$599,201	$529,201	$696,113
Demand and term deposits	54,787	51,234	39,464

Cash and cash equivalents	653,988	580,435	735,577
Restricted cash	3,590	11,844	23,538

Cash and cash equivalents and restricted cash	$657,578	$592,279	$759,115

(10) Accounts receivables, net of provision for doubtful accounts

Receivables as of September 30, 2014 and December 31, 2013 are as follows:

	September 30, 2014	December 31, 2013
Trade	$260,233	$216,160
Indirect tax credits	78,901	65,360
Manufacturer credits	9,023	7,193
Employee advances (1)	5,076	7,218
Other	38,713	27,582

	$391,946	$323,513
Less provision for doubtful accounts	(18,089)	(14,109)

Total	$373,857	$309,404

Net current	$323,075	$276,963
Net non-current	50,782	32,441

Total	$373,857	$309,404

(1)	Employee advances mainly relate to per diem allowances provided to crew prior to traveling.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Changes during the year in the allowance for doubtful accounts are as follows:

	September 30, 2014	December 31, 2013
Balance at beginning of the period	$14,109	$13,282
Bad debt expense	7,274	7,119
Write-offs against the allowance	(3,294)	(6,292)

Balance at end of the period	$18,089	$14,109

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(11) Balances and transactions with related parties and key management compensation expenses

The following is a summary of related party transactions for the periods ended September 30, 2014 and 2013:

Company	Country	September 30, 2014				September 30, 2013		December 31, 2013
		Receivables	Payables	Revenues	Expenses	Revenues	Expenses	Receivables	Payables
Synergy Group Corp.	Panama	$24,003	$1,262	$923	$—	$1,389	$1	$24,057	$1,262
Oceanair Linhas Aereas, S.A.	Brazil	10,488	1,635	18,241	1,931	11,956	5,144	1,494	1,618
Empresariales S.A.S.	Colombia	4	745	6	9,026	8	8,994	1	1,486
Aeromantenimiento, S.A.	El Salvador	271	1,913	6	6,544	20	1,503	229	574
Transportadora del Meta S.A.S.	Colombia	20	632	—	7,088	3	7,037	24	1,946
Other		1,098	367	32	1,437	200	2,428	620	667

Total		$35,884	$6,554	$19,208	$26,026	$13,576	$25,107	$26,425	$7,553

All accounts receivable and payable from related parties are short term.

Within the receivable balance as of September 30, 2014 from Oceanair Linhas Aereas, S.A., there are past due balances amounting to $6,123 which correspond to delayed payments from aircraft leases. The Company has not recognized any expense or provision for doubtful accounts since it is expected that the balance will be recovered completely.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

All related parties are companies controlled by the same ultimate shareholder that controls Avianca Holdings S.A. The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Synergy Group Corp.	Avianca, S.A. and Synergy Group Corp. (“Synergy”) signed a novation of the receivables from OceanAir Linhas Aéreas, S.A. (“OceanAir”) whereby Synergy would be the new debtor. Avianca agreed to sign purchase agreement assignments and take delivery of certain aircraft which were originally purchased by Synergy.

OceanAir Linhas Aéreas, S.A.

The Company provides to and receives from OceanAir, logistic services, marketing and advertising, maintenance services, and training services. The Company has entered into a licensing agreement with OceanAir for the use of the Avianca trademark in Brazil. Additionally, the Company leases aircraft to OceanAir, S.A. (see Note 23).

Avianca Holdings S.A. and OceanAir are in the process of signing a commercial cargo transportation agreement. Avianca will be able to commercialize such capacity through a Hard Block Space agreement. This operation is expected to begin during the fourth quarter of the year. Avianca acquired an A330F which has been subleased to OceanAir who will operate the aircraft.

Empresariales S.A.S.	Transportation services for Avianca, S.A.’s employees.

Aeromantenimiento, S.A.	Aircraft maintenance company which provides aircraft overhaul services to the Company.

Transportadora del Meta S.A.S.	Provides road transportation services for cargo / courier deliveries to Avianca, S.A.

Key management personnel compensation expense

Key management compensation expense recognized within “Salaries, wages, and benefits” in the Consolidated Statement of Comprehensive Income for the nine months ended September 30, 2014 and 2013 amounts to $27,440 and $19,710, respectively.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(12) Deposits and other assets

Deposits and other assets as of September 30, 2014 and December 31, 2013 are as follows:

		September 30, 2014	December 31, 2013
Short term:
Deposits with lessors		$84,974	$59,434
Certificates of bank deposits		75,922	44,326
Margin call deposits		1,500	4,976

Sub-Total		162,396	108,736
Fair value of derivative instruments	16	958	16,598

Total		$163,354	$125,334

Long term:
Deposits with lessors		$147,534	$113,253
Warranty deposits		5,438	8,500
Rental		3,914	2,962
Vendors		3,457	2,489
Restricted cash		30,177	42,951
Others		18,468	19,021

Total		$208,988	$189,176

Deposits with lessors refer mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs, and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Company upon completion of the maintenance event in an amount equal to the lesser of (1) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (2) the qualifying costs related to the specific maintenance event.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(13) Property and equipment, net

During the nine months ended September 30, 2014, the Company acquired five A319, one A321, one A330 Freighter, and seven ATR-72. Additionally the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts. During the nine months ended September 30, 2014, the Company sold two ATR42, and eight Fokker-50 aircraft.

During the nine months ended September 30, 2013, the Company acquired one A319, one A320, two A330 Freighter, one ATR-42 and one ATR-72. Additionally the Company paid Predelivery Payments (“PDPs”) and purchased rotable spare parts. During the nine months ended September 30, 2013, the Company sold one A319 and one Cessna Grand Caravan.

Flight equipment, property and other equipment as of December 31, 2013 and September 30, 2014, and December 31, 2012 and September 30, 2013 is as follows:

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2013	$2,813,210	$209,754	$139,091	$409,314	$325,427	$3,896,796
Additions	329,495	67,461	26,705	137,415	36,665	597,741
Disposals	(44,075)	(12,972)	(7,020)	—	(4,980)	(69,047)
Transfer to assets held for sale	(16,594)	—	(477)	—	(3,970)	(21,041)
Transfers	198,441	—	—	(198,441)	—	—

September 30, 2014	$3,280,477	$264,243	$158,299	$348,288	$353,142	$4,404,449

Accumulated depreciation:
December 31, 2013	$396,034	$152,738	$16,676	$—	$97,990	$663,438
Additions	72,416	37,833	10,262	—	12,260	132,771
Disposals	(7,765)	(12,905)	(2,140)	—	(2,410)	(25,220)
Transfer to asset held for sale	(11,595)	—	(439)	—	—	(12,034)

September 30, 2014	$449,090	$177,666	$24,359	$—	$107,840	$758,955

Net balances:

December 31, 2013	$2,417,176	$57,016	$122,415	$409,314	$227,437	$3,233,358

September 30, 2014	$2,831,387	$86,577	$133,940	$348,288	$245,302	$3,645,494

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

	Flight equipment	Capitalized maintenance	Rotable spare parts	Aircraft predelivery payments	Other	Total
Gross:
December 31, 2012	$2,451,664	$179,791	$77,761	$283,162	$270,299	$3,262,677
Additions	196,370	27,224	8,569	212,044	33,537	477,744
Disposals	(41,834)	(3,035)	(5,047)	—	(9,254)	(59,170)
Transfers to assets held for sale	(22,300)	(14,047)	—	—	—	(36,347)
Transfers	157,452	—	—	(157,452)	—	—

September 30, 2013	$2,741,352	$189,933	$81,283	$337,754	$294,582	$3,644,904

Accumulated depreciation:
December 31, 2012	$336,170	$123,197	$9,763	$—	$94,001	$563,131
Additions	61,792	24,480	2,907	—	12,166	101,345
Disposals	(2,604)	—	(711)	—	(2,482)	(5,797)
Transfers to assets held for sale	(19,338)	(7,402)	—	—	—	(26,740)

September 30, 2013	$376,020	$140,275	$11,959	$—	$103,685	$631,939

Net balances:

December 31, 2012	$2,115,494	$56,594	$67,998	$283,162	$176,298	$2,699,546

September 30, 2013	$2,365,332	$49,658	$69,324	$337,754	$190,897	$3,012,965

(14) Earnings per Share

The calculation of basic and diluted earnings per share at September 30, 2014 and 2013 is as follows:

	September 30, 2014	September 30, 2013
Net profit attributable to Avianca Holdings S.A.	$23,494	$183,381

Weighted average number of ordinary shareholders
(in thousands of shares)
Common stock	665,800	741,400
Preferred stock	331,187	155,587
Basic and diluted earnings per share
Common stock	$0.02	$0.20
Preferred stock	$0.02	$0.20

There are no dilutive shares as the Company has no convertible preferred shares or convertible debentures.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(15) Other comprehensive income

The movement of other comprehensive income from December 31, 2013 to September 30, 2014 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2013	$14,351	$(1,571)	$(52,827)	$(1,755)	$297	$9,683	$28,857	$(2,965)
Other comprehensive (loss) in the period	(40,608)	1,577	(6,271)	4,868	(296)	2,863	—	(37,867)

As of September 30, 2014	$(26,257)	$6	$(59,098)	$3,113	$1	$12,546	$28,857	$(40,832)

The movement of other comprehensive income from December 31, 2012 to September 30, 2013 is as follows:

				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Hedging reserves	Fair value reserves	Reserve relating to actuarial gains and losses	Revaluation of administrative property (5)	Total OCI Reserves
As of December 31, 2012	$3,697	$(3,599)	$(119,104)	$—	$394	$24,208	$25,418	$(68,986)
Other comprehensive income in the period	(453)	1,264	109,119	(876)	(179)	(22,085)	—	86,790

As of September 30, 2013	$3,244	$(2,335)	$(9,985)	$(876)	$215	$2,123	$25,418	$17,804

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows.

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available-for-sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

It comprises actuarial gains or losses on defined benefit plans and post-retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador. The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of profit or loss and other comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	For the nine months ended September 30,
	2014	2013
Cash flow hedges:
Reclassification during the year to profit or loss	$(641)	$(7,819)
Effective valuation of cash flow hedges	(39,967)	7,366

	$(40,608)	$(453)

Fair value reserves:
Valuations of available-for-sale investments	$1,577	$1,264

	$1,577	$1,264

Income tax on other comprehensive income:
Reclassification during the year to profit or loss	$138	$(1,560)
Temporary differences within OCI	4,434	505

	$4,572	$(1,055)

(16) Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of September 30, 2014 and December 31, 2013 are the following:

	September 30, 2014	December 31, 2013
Cash flow hedges – Assets
Fuel price hedges	$958	$16,552

Total	$958	$16,552

Cash flow hedges – Liabilities
Fuel price hedges	$27,234	$—

Total	$27,234	$—

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges. Hedged items are designated future purchases deemed as highly probable forecast transactions.

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel prices has led the Company to the decision to enter into commodity contracts. These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments.

	Fair Value	1-12 months
Fuel price
Assets	$958	$958
Liabilities	$27,234	$27,234

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied. As of September 30, 2014 and 2013, a net loss relating to the hedging instruments of $40,608 and $453, respectively is included in the Interim Condensed Consolidated Statement of Comprehensive Income.

(17) Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of September 30, 2014 and December 31, 2013 are the following:

	September 30, 2014	December 31, 2013
Derivatives not designated as hedges – Assets:
Derivative contracts of foreign currency	$—	$46

Total	$—	$46
Derivatives not designated as hedges – Liabilities:
Derivate contracts of foreign currency	$164	$6
Derivative contracts of fuel price	800	—
Derivative contracts of interest rate	6,638	$13,824

Total	$7,602	$13,830

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Financial instruments through profit or loss are derivative contracts not designated as hedges for accounting purposes that are intended to reduce the levels of risk of foreign currency, fuel price risk, and interest rates.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

Fuel price risk

The Company purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity. The increased volatility in jet fuel price has led to the decision to enter into commodity contracts.

These contracts are expected to reduce the volatility attributable to the fluctuation in the jet fuel price of cash flows in respect of highly probable forecast jet fuel purchases in accordance with the risk management strategy outlined by the Board of Directors. The contracts are intended to reduce the volatility of the purchase price of jet fuel for a period between three and twelve months based on existing purchase agreements.

Interest rate risk

The Company incurs interest rate risk primarily on financial obligations to banks and aircraft lessors. Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes. The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations. Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options. Under these agreements, the Company pays a fixed rate and receives a variable rate.

(18) Offsetting of Financial Instruments

The Company has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Company has signed with its counterparties enforceable master netting arrangements. Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative. As of September 30, 2014 and December 31, 2013, the Company has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(19) Fair value measurements

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of September 30, 2014 are as follows:

	September 30, 2014
	Carrying amount	Fair value
Financial assets
Available-for-sale securities	$1,648	$1,648
Derivative instruments	958	958

	$2,606	$2,606

Financial liabilities
Long-term debt	$2,708,516	$2,718,165

	$2,708,516	$2,718,165

The fair values of financial assets and liabilities, together with the carrying amounts shown in the Consolidated Statement of Financial Position as of December 31, 2013 are as follows:

	December 31, 2013
	Carrying amount	Fair value
Financial assets
Available-for-sale securities	$14,878	$14,878
Derivative instruments	16,598	16,598

	$31,476	$31,476

Financial liabilities
Long-term debt	$2,265,495	$2,268,126

	$2,265,495	$2,268,126

The fair value of the financial assets and liabilities is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Management assessed that cash and cash equivalents, account receivable, account payable and other current liabilities approximate their carrying amount largely due to the short-term maturities of these instruments.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(a)	The fair value of available-for-sale financial assets is determined by reference to the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date.

(b)	The Company enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)	The fair value of short-term borrowings and long-term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market based interest rate at the reporting date. For finance leases, the market rate is determined by reference to similar lease agreements.

(d)	The Company uses the revaluation model to measure its land and buildings which are composed of administrative properties. Management determined that this constitutes one class of asset under IFRS 13, based on the nature, characteristics and risks of the property. The fair values of the properties were determined by using market comparable methods. This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property. The Company engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(e)	The Frequent flyer liability is included in the Consolidated Statement of Financial Position within Air traffic liability. The Company estimates the fair value of miles awarded under the LifeMiles program by applying statistical techniques. Inputs to the models include making assumptions about expected redemption rates, the mix of products that will be available for redemption in the future and customer preferences.

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method. The different levels have been defined as follows:

Level 1	inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3	inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Company determines whether transfers have occurred between Levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of September 30, 2014:

Quantitative disclosures of fair value measurement hierarchy for assets:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Notes 16 and 17)
Aircraft fuel hedges	September 30, 2014	—	958	—	958
Interest rate derivatives	September 30, 2014	—	—	—	—
Available-for-sale securities	September 30, 2014	—	1,648	—	1,648
Revaluated administrative property	September 30, 2014	—	83,265	—	83,265

Quantitative disclosures of fair value measurement hierarchy for liabilities:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Notes 16 and 17)
Aircraft fuel hedges	September 30, 2014	—	27,234	—	27,234
Interest rate derivatives	September 30, 2014	—	6,638	—	6,638
Frequent flyer liability	September 30, 2014	—	142,473	—	142,473
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	September 30, 2014	—	2,718,165	—	2,718,165

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The following table provides the fair value measurement hierarchy of the Company’s assets and liabilities as of December 31, 2013:

Quantitative disclosures of fair value measurement hierarchy for assets:

		Fair value measurement using
Assets measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (Notes 16 and 17)
Aircraft fuel hedges	December 31, 2013	—	16,552	—	16,552
Foreign currency derivatives	December 31, 2013	—	46	—	46
Available-for-sale securities	December 31, 2013	—	14,878	—	14,878
Revalued administrative property	December 31, 2013	—	88,610	—	88,610

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

		Fair value measurement using
Liabilities measured at fair value	Date of valuation	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial liabilities (Notes 16 and 17)
Foreign currency derivatives	December 31, 2013	—	6	—	6
Interest rate derivatives	December 31, 2013	—	13,824	—	13,824
Frequent flyer liability	December 31, 2013	—	127,873	—	127,873
Liabilities for which fair values are disclosed
Short-term borrowings and long-term debt	December 31, 2013	—	2,268,126	—	2,268,126

(20) Income tax expense

The major components of income tax expense for the nine months period ended September 30, 2014 and 2013 are as follows:

Consolidated income statement

	For the nine months ended September 30
	2014	2013
Current income tax:
Current income tax charge	$11,477	$23,490
Deferred tax expense:
Related to origination and reversal of temporary differences	2,132	11,614

Income tax expense reported in the income statement	$13,609	$35,104

Consolidated statement of other comprehensive income
Income tax charged directly to other comprehensive income	$(7,435)	$23,140

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

The total income tax expense results primarily from taxes levied on Aerovias del Continente Americano, S.A. in Colombia. The consolidation of this subsidiary along with others in Avianca Holdings S.A. have a material effect on the effective tax rate of the Company as certain of these subsidiaries have significant losses.

(21) Share based payments

The Company authorized the implementation of an incentive plan (the “Share Plan”) on January 27, 2012 whereby eligible recipients, including directors, officers, certain employees, receive a special cash payout if certain redemption conditions are met.

The Share Plan participants have the option to redeem the vested portion of their respective rights for cash, with the payment being equal to the difference between the trading share price of the preferred shares of Avianca Holdings S.A., as reported by the Colombian Stock Exchange during the 30 calendar days immediately preceding redemption and COP$ 5,000.

18,026,158 awards were issued on March 15, 2012, and will vest in equal tranches over a 4 year period, with the first tranche vesting on March 15, 2013, and subsequent tranches vesting on each subsequent anniversary date. Upon vesting, each tranche must be redeemed within 5 years and no later than March 2021.

On November 5, 2013, the Company listed its American Depositary Shares (“ADS”) in the New York Stock Exchange. As a consequence, the terms of the Share Plan were modified as follows: Starting on the effective date of the sale of ADSs in the market, the value of each award, as long as the result is positive, will result from: i) calculating the difference between the average quote of the ADSs representative of preferred shares of Avianca Holdings S.A., as reported by the New York Stock Exchange during the 30 calendar days immediately prior to each vesting date of the Share Plan and the price of $15, and ii) dividing the latter calculation by eight, considering that each ADS represents eight preferred shares and applying the resulting amount by the exchange rate of COP$ 1,901.22 per $1, (the exchange rate as of November 5, 2013 or the effective date of listing of the ADSs in the New York Stock Exchange). However, this modification does not affect Tranche 1.

Additionally, the Company issued 2,000,000 new Awards (“New Awards”) for the Board of Directors and C Levels on November 6, 2013. These New Awards vest in four equal tranches and expire five year after the vesting date. The value of each New Award is determined in the same way as the modified terms of the Share Plans. On March 11, 2014, the Company revised the New Awards and reduced them to 1,840,000 units.

As of September 30, 2014, active beneficiaries have been awarded with 6,213,951 units out of 8,026,158 initially approved and issued, and have redeemed 330,907 units, corresponding to the vesting periods March, 15 2012-2013 and March 15, 2013-2014. Total awards to be redeemed as of September 30, 2014 equal to 5,883,044.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

A summary of the terms of the awards excluding the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
March 15, 2013	25%	From March 16, 2013 through March 15, 2018
March 15, 2014	25%	From March 16, 2014 through March 15, 2019
March 15, 2015	25%	From March 16, 2015 through March 15, 2020
March 15, 2016	25%	From March 16, 2016 through March 15, 2021

A summary of the terms of the 1,840,000 New Awards is as follows:

Vesting dates	Percentage vesting	Redemption period
November 6, 2014	25%	From November 7, 2014 through November 6, 2019
November 6, 2015	25%	From November 7, 2015 through November 6, 2020
November 6, 2016	25%	From November 7, 2016 through November 6, 2021
November 6, 2017	25%	From November 7, 2017 through November 6, 2022

Participants who are terminated, or resigned, cease to be part of the Share Plan. The awards were only issued to board members and key management.

The Company has determined the fair value of the outstanding awards as of September 30, 2014 using the Turnbull-Wakeman model, which is a variation of the Black-Scholes model and was deemed to be an appropriate valuation model given the requirement that the share price be above a certain threshold for 30 days prior to redemption.

For the valuation as of September 30, 2014, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 2.23 to 3.96 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$3,505 in the Colombian Stock Exchange and $13.72 in the New York Stock Exchange

•	Strike price of COP$5,000 for tranche 1 and $15 for tranche 2, 3, 4, and New Awards

•	Risk free rate of 1.01% to 5.03%

•	Dividend yield of 2.14%

•	Volatility of 24.09% to 29.71%

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

For the valuation as of September 30, 2013, the Turnbull-Wakeman model uses several inputs including:

•	Expected term of 1.73 to 5.60 years

•	Time in averaging period of 0.08 years

•	Stock price of COP$ 3,505

•	Strike price of COP$ 5,000

•	Risk free rate of 0.81% to 5.03%

•	Dividend yield of 2.14%

•	Volatility of 23.70% to 29.71%

Since Avianca Holdings S.A. has a public traded history of approximately three years for the preferred shares, which is shorter than all the expected terms except for Tranche 1 and Tranche 2, the Company used data for guideline public companies similar to Avianca Holdings S.A. to estimate its equity volatility.

Based on the aforementioned assumptions, the Company determined that the income (expense) of the Share Plan Awards for the period ended September 30, 2014 and 2013 was $(1,072) and $2,037, respectively which has been recognized within operating profit. As of September 30, 2014 and December 31, 2013, $2,489 and $3,723, respectively, is reflected as a current liability on the Comprehensive Statement of Financial Position.

(22) Provisions for legal claims

As of September 30, 2014 and December 31, 2013, the Company is involved in various claims and legal actions arising in the ordinary course of business. Out of the total claims and legal actions Management has estimated a probable loss of $18,533 and $14,984 respectively. These claims have been accrued for in the Consolidated Statement of Financial Position within “Provisions for legal claims”.

Certain proceedings are considered possible obligations. Based on the plaintiffs’ claims, as of September 30, 2014, these contingencies amount to a total of $64,263 and $53,306 as of December 31, 2013. Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties. The proceedings that will not be settled using the aforementioned forms of payment are estimated at $32,875 as of September 30, 2014 and $25,877 as of December 31, 2013.

Proceedings that the Company considers to represent a remote risk are not accrued in the Consolidated Financial Statements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(23) Future aircraft leases payments

The Company has 78 aircraft under operating leases with an average remaining lease term of 40 months. Operating leases may be renewed in accordance with management’s business plan. Future operating lease commitments are as follows:

Aircraft
Less than 1 year	$255,897
Between 1 and 5 years	630,859
More than 5 years	162,331

$1,049,087

The Company has nine spare engines under operating leases for its E190, A320 family aircraft, and A330 fleets. Future operating lease commitments are as follows:

Engines
Less than 1 year	$4,776
Between 1 and 5 years	3,539

$8,315

As of September 30, 2014, the Company leased three Airbus A319, one Airbus A330F, and five Fokker 100 to OceanAir Linhas Aereas, S.A. Future minimum income from these lease agreements is as follows:

Aircraft
Less than 1 year	$26,351
Between 1 and 5 years	94,289
More than 5 years	65,578

$186,218

Additionally, the Company leased two Boeing 767F aircraft to Aerotransporte de Carga Unión S.A. de C.V. These leases are based on a power by the hour agreement (PBH) whereby the lessee will pay an agreed fee per flight hour. The term of the leases is of one year, expiring in 2015.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

(24) Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines are as follows:

Airbus – The Company has 52 firm orders for the acquisition of A320 family aircraft with deliveries scheduled between 2014 and 2019 as well as 21 purchase options. Under the terms of this purchase agreement to acquire Airbus aircraft, the Company must make pre-delivery payments to Airbus on predetermined dates.

Boeing – The Company has 15 firm orders for the acquisition of B787-8 aircraft with deliveries scheduled between 2014 and 2019 as well as 10 purchase options. Under the terms of this purchase agreement to acquire Boeing aircraft, the Company must make pre-delivery payments to Boeing on predetermined dates.

ATR – The Company has 15 firm orders for the acquisition of ATR 72 with deliveries scheduled between 2014 and 2015 as well as 15 purchase options. As of September 30, 2014, 11 ATR 72 has been received.

Embraer – The Company has up to 16 purchase options.

Other – The Company has 10 firm orders for the acquisition of spare engines with deliveries between 2014 and 2020.

The value of the final purchase orders is based on the aircraft price list (excluding discounts and contractual credits granted by the manufacturers) and including estimated surcharges. As of September 30, 2014, commitments acquired with manufacturers for the purchase of aircraft and advance payments are summarized below. Advance payments are subsequently applied to aircraft acquisition commitments.

	One Year	Two years	Three years	Four years	Thereafter	Total
Advance payments	$130,285	$119,835	$150,781	$140,846	$19,855	$561,602
Aircraft acquisition Commitments	$1,726,822	$1,203,701	$1,227,280	$1,514,368	$1,900,373	$7,572,544

(25) Dividends paid

The following dividends were paid by the Company during the nine months ended September 30, 2014 and 2013:

	September 30,
	2014	2013
COP$75/approximately $4 cents per ordinary share to be paid in US$	$25,865	$30,371
COP$75/approximately $4 cents per preferred share to be paid in COP$	13,079	6,550

Total	$38,944	$36,921

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Interim Condensed Consolidated Financial Statements

(In USD thousands)

Dividends of 75/0.04 COP$/US$ per share were declared in March 2014 and paid in April 2014 based on profits for the year 2013. Dividends of 75/0.04 COP$/US$ per share were declared in March 2013 and paid in April 2013 based on profits for the year 2012.

(26) Debt covenants

As of September 30, 2014 and December 31, 2013 the Company did not comply with certain debt covenants, however, the Company did not require waivers from the Financial Institutions since the breached covenants have no possible consequences on acceleration of debt.

(27) Accounts classification

Starting July 1, 2014, the Company implemented the first phase of the new ERP System (Enterprise Resource Planning System). This change harmonizes and improves the chart of accounts, which allows the Company to better monitor and allocate its operational costs. The new chart of accounts has no material impact on the Company’s profitability indicators such as operating profit, profit before tax or net profit.

(28) Subsequent events

Tampa Cargo S.A.S., an airline domiciled in Colombia, which is a direct subsidiary of Aerovías del Continente Americano S.A. Avianca, and an indirect subsidiary of Avianca Holdings S.A., signed a purchase agreement of a stake in the Mexican airfreight carrier Aero Transporte de Carga Unión, S.A. de C.V. Aerounión (“Aerounión”). As a result of the transaction, Avianca Holdings indirectly acquired a 100% of the non-voting shares and a 25% of the voting rights of Aerounión. As of the issuance of this report, all regulatory authorizations from the Mexican foreign investment control, civil aviation, and competition authorities have been obtained, formalizing the acquisition.

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